UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 26, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-8089

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Danaher Corporation & Subsidiaries Retirement and Savings Plan;

Danaher Corporation & Subsidiaries Savings Plan;

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Danaher Corporation

2099 Pennsylvania Avenue, N.W., 12th Floor

Washington, D.C. 20006-1813

(202) 828-0850

DANAHER CORPORATION & SUBSIDIARIES

RETIREMENT AND SAVINGS PLAN

Audited Financial Statements and Supplemental Schedule

As of December 26, 2005 and 2004 and for the year ended December 26, 2005 with Report of Independent Registered Public Accounting Firm

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Audited Financial Statements and Supplemental Schedule

As of December 26, 2005 and 2004 and for the year ended December 26, 2005

Report of Independent Registered Public Accounting Firm

Plan Administrator

Danaher Corporation & Subsidiaries

Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Danaher Corporation & Subsidiaries Retirement and Savings Plan as of December 26, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 26, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 26, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 26, 2005 in conformity with U.S. generally accepted accounting principles.

1

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 26, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Baltimore, Maryland

June 9, 2006

2

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 26
	2005	2004
Assets
Investments, at fair value	$51,571,086	$51,250,920
Participant loans	2,222,638	2,236,983

Total investments	53,793,724	53,487,903

Receivables:
Participant contributions	122,765	48,559
Employer contributions	81,001	32,591

Total receivables	203,766	81,150

Total assets	53,997,490	53,569,053

Liabilities
Administrative expenses payable	3,968	1,386

Net assets available for benefits	$53,993,522	$53,567,667

See accompanying notes.

3

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 26, 2005

Additions
Contributions:
Participant	$2,623,516
Rollovers	440,181
Employer matching	886,504
Employer unilateral	1,020,855

Total contributions	4,971,056

Interest and dividend income	1,890,297
Net realized and unrealized appreciation in fair value of investments	355,204

Total additions	7,216,557

Deductions
Benefit payments	7,133,411
Administrative expenses	27,212

Total deductions	7,160,623

Net increase prior to plan transfers	55,934

Net transfers into plan	369,921

Net increase in assets available for benefits	425,855

Net assets available for benefits:
Beginning of year	53,567,667

End of year	$53,993,522

See accompanying notes.

4

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements

December 26, 2005 and 2004

1.    Description of Plan

The Danaher Corporation & Subsidiaries Retirement and Savings Plan (the Plan) was established for certain employees effective December 1, 1986. Plan participants should refer to the formal legal documents of the Plan and Summary Plan Description for full explanation of all limitations, adjustments and special cases in the Plan. The Plan is administered through the trustee and record-keeper, Fidelity Management Trust Company.

On December 2, 2004, the API Delevan, Inc. 401(k) Plan for Hourly Employees and the API Deltran, Inc. 401(k) Plan for Hourly Employees merged into the Plan. These plan mergers occurred subsequent to and as a result of Danaher Corporation’s (hereafter, the Company) acquisition of the above mentioned companies.

Contributions

Eligible employees may contribute up to 20% of their compensation (subject to annual maximums). The Company’s matching contribution is equal to 50% of the first 6% of the compensation contributed by the employee. The Company’s unilateral contribution is 3% of compensation of all eligible employees. Employees are eligible for Company match and unilateral contributions upon completion of one year of service.

Employees become fully vested with respect to the employer contributions upon completion of three years of service. Employee contributions and the earnings thereon are fully vested at all times.

Benefit Payments

A participant who attains normal retirement age shall be entitled to payment of the balance in his or her account. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. A participant must begin receiving distributions upon reaching the age of 70 1/2.

Upon total and permanent disability, a participant shall be entitled to payment of the balance in his or her account within a reasonable period of time after termination of employment.

5

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

1.    Description of Plan (continued)

Benefit Payments (continued)

The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s account balance within a reasonable period of time after the participant’s death.

Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of his or her vested account balance.

The plan administrator may permit a participant to make a withdrawal from his or her account in the event of a hardship. A hardship withdrawal shall not exceed the amount required to meet the immediate financial need created by the hardship or the amount unavailable from resources of the participant. Participants may also make in-service withdrawals generally from contributions transferred or rolled over into the Plan from other plans.

Participant Loans

A participant may receive a loan from the Plan in accordance with policy established by the plan administrator. Any such loan or loans shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000. Participants will not be entitled to receive a loan more frequently than annually. The plan administrator shall establish the maximum maturity period that will be permitted to prevent the loan from being treated as a distribution. Current procedures require that all loans must be paid back within 60 months. The plan administrator may require loan payments to be made through payroll deductions.

Participant Accounts

Each participant account is credited with the participant’s contributions, any employer matching and unilateral contributions, an allocation of Plan earnings and losses, and is charged with an administrative expense fee. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Forfeitures

At December 26, 2005 and 2004, forfeited nonvested accounts totaled $74,109 and $41,769, respectively. These accounts will be used to reduce future employer contributions and to pay administrative expenses.

6

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

1.    Description of Plan (continued)

Termination of the Plan

Although the Company, as the Plan’s sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become nonforfeitable.

2.    Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Expenses pertaining to the administration of the Plan are paid by the Plan.

Benefits Paid to Participants

Benefit payments are recorded when paid by the Plan.

Investments

Investments are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.

The Fidelity MIP II Fund (MIP II) has underlying investments in guaranteed investment contracts (GICs), investment contracts issued by commercial banks, synthetic GICs and cash equivalents. The MIP II Fund is recorded at market value, as determined by the trustee.

7

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

2.    Significant Accounting Policies (continued)

Investments (continued)

Participant loans are valued at their unpaid balances, which approximate fair value.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.    Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service dated January 14, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

4.    Investments

The fair value of investments representing 5% or more of the Plan’s net assets as follows:

	December 26
	2005	2004
Danaher Corporation Stock Fund	$8,707,671	$9,771,300
Fidelity Asset Manager Fund	2,822,379	2,968,198
Fidelity Equity Income Fund	5,632,912	5,616,755
Fidelity Magellan Mutual Fund	7,018,895	6,959,535
Fidelity MIP II Fund	13,017,102	13,360,587
Fidelity Retirement Money Market Fund	6,408,680	6,100,419

8

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

4.    Investments (continued)

During 2005, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in fair value by $355,204 as follows:

Net Realized and Unrealized (Depreciation) Appreciation in Fair Value of Investments
Danaher Corporation Stock Fund	$(277,965)
American Beacon Small Cap Value Fund Plan Ahead Class	(2,300)
Fidelity Asset Manager Fund	(3,195)
Fidelity Diversified International Fund	46,976
Fidelity Equity Income Fund	83,273
Fidelity Freedom Income Fund	726
Fidelity Freedom 2010 Fund	8,508
Fidelity Freedom 2020 Fund	19,899
Fidelity Freedom 2030 Fund	23,386
Fidelity Freedom 2040 Fund	27,750
Fidelity Low-Priced Stock Fund	69,237
Fidelity Magellan Mutual Fund	272,175
Franklin Small Mid-Cap Growth Fund I – Class A	56,875
PIMCO Total Return Fund	(15,123)
Spartan U.S. Equity Index Fund	15,438
Templeton World Fund-Class A	29,544

$355,204

9

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

5.    Party-in-Interest Transactions

Certain Plan investments are held in shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Additionally, as of December 26, 2005 and 2004, the Plan invested in 156,574 shares and 163,006 shares, respectively, of Danaher Corporation common stock as part of the Danaher Corporation Stock Fund. During the year ended December 26, 2005, the Plan received $11,000 of dividends on shares of Danaher Corporation common stock. Therefore, these transactions qualify as party-in-interest.

6.    Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 26,
	2005	2004
Net assets available for benefits per the financial statements	$53,993,522	$53,567,667
Deemed distributions with no post-default payment activity	(221,448)	(264,130)

Net assets available for benefits per the Form 5500	53,772,074	$53,303,537

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 26, 2005:

Benefits paid to participants per the financial statements	$7,133,411
Loan defaults previously deemed distributed that reached a distributable event	(50,335)

Benefits paid to participants per the Form 5500	$7,083,076

10

Supplemental Schedule

Danaher Corporation & Subsidiaries Retirement and Savings Plan

EIN: 59-19995548; Plan No.: 001

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 26, 2005

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value
*Fidelity Retirement Money Market Fund	Money market	**	$6,408,680
*Fidelity MIP II Fund	Common/collective trust	**	13,017,102
*Fidelity MIP III Fund	Common/collective trust	**	10,665
*Danaher Corporation Common Stock	Unitized stock fund	**	8,707,671
American Beacon Small Cap Value Fund Plan Ahead Class	Mutual fund	**	380,498
*Fidelity Asset Manager Fund	Mutual fund	**	2,822,379
*Fidelity Diversified International Fund	Mutual fund	**	632,837
*Fidelity Equity Income Fund	Mutual fund	**	5,632,912
*Fidelity Freedom Income Fund	Mutual fund	**	59,991
*Fidelity Freedom 2010 Fund	Mutual fund	**	169,547
*Fidelity Freedom 2020 Fund	Mutual fund	**	288,253
*Fidelity Freedom 2030 Fund	Mutual fund	**	299,005
*Fidelity Freedom 2040 Fund	Mutual fund	**	376,497
*Fidelity Low-Priced Stock Fund	Mutual fund	**	2,309,521
*Fidelity Magellan Mutual Fund	Mutual fund	**	7,018,895
Franklin Small Mid-Cap Growth Fund I – Class A	Mutual fund	**	559,680
PIMCO Total Return Fund	Mutual fund	**	829,454
*Spartan U.S. Equity Index Fund	Mutual fund	**	338,769
Templeton World Fund – Class A	Mutual fund	**	1,708,730
*Participant loans	Interest rates range from 5% to 11.5% with maturity at various dates	**	2,222,638

Total investments			$53,793,724

*	Indicates a party-in-interest to the Plan.
**	Historical cost not required to be presented, as all investments are participant-directed.

11

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN

Audited Financial Statements and Supplemental Schedule

As of December 26, 2005 and 2004 and for the year ended December 26, 2005 with Report of Independent Registered Public Accounting Firm

Danaher Corporation & Subsidiaries Savings Plan

Audited Financial Statements and Supplemental Schedule

As of December 26, 2005 and 2004 and for the year ended December 26, 2005

Report of Independent Registered Public Accounting Firm

Plan Administrator

Danaher Corporation & Subsidiaries Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Danaher Corporation & Subsidiaries Savings Plan as of December 26, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 26, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 26, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 26, 2005 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 26, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Baltimore, Maryland

June 9, 2006

Danaher Corporation & Subsidiaries Savings Plan

Statements of Net Assets Available for Benefits

December 26, 2005 and 2004

	2005	2004
Assets
Investments, at fair value	$1,020,113,421	$897,397,978
Participant loans	19,359,560	18,143,389

Total investments	1,039,472,981	915,541,367

Receivables:
Participant contributions	3,907,303	2,004,081
Employer contributions	4,616,353	2,893,754

Total receivables	8,523,656	4,897,835

Total assets	1,047,996,637	920,439,202

Liabilities
Administrative expenses payable	19,082	182,003

Net assets available for benefits	$1,047,977,555	$920,257,199

See accompanying notes.

Danaher Corporation & Subsidiaries Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 26, 2005

Additions
Contributions:
Participant	$58,939,585
Rollovers	11,108,189
Employer matching	18,882,301
Employer unilateral	23,210,947
Employer discretionary	1,782,950

Total contributions	113,923,972

Interest and dividend income	37,145,494
Net realized and unrealized appreciation in fair value of investments	17,427,048

Total additions	168,496,514

Deductions
Benefit payments	85,455,074
Administrative expenses	545,955

Total deductions	86,001,029

Net increase prior to plan transfers	82,495,485

Net transfers into plan	45,224,871

Net increase in net assets available for benefits	127,720,356

Net assets available for benefits:
Beginning of year	920,257,199

End of year	$1,047,977,555

See accompanying notes.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements

December 26, 2005 and 2004

1.    Description of the Plan

The Danaher Corporation & Subsidiaries Savings Plan (the Plan) was established for certain employees, effective November 30, 2002. Prior to November 30, 2002, these employees participated in the Danaher Corporation & Subsidiaries Retirement and Savings Plan. Plan participants should refer to the formal legal documents of the Plan and Summary Plan Description for full explanation of all limitations, adjustments and special cases in the Plan. The Plan is administered through the trustee and record-keeper, Fidelity Management Trust Company.

On March 31, 2004, the Quantic Industries, Inc. Profit Sharing and Salary Deferral Plan merged into the Plan. On June 1, 2004, the ELE International, LLC Savings and Retirement 401(k) Plan merged into the Plan.

On December 31, 2004, the Radiometer America Inc. Retirement Savings Plan merged into the Plan. On January 1, 2005, the Motion Engineering 401(k) Plan and the SenDx Medical Inc. 401(k) Savings and Investment Plan merged into the Plan. On January 3, 2005, the Accu-Sort Systems, Inc. Profit Sharing 401(k) and the KaVo Retirement Plan merged into the Plan.

These plan mergers occurred subsequent to and as a result of Danaher Corporation’s (hereafter, the Company) acquisition of the above mentioned companies.

Contributions

Eligible employees may contribute up to 20% of their compensation (subject to annual maximums). The Company’s matching contribution is equal to 50% of the first 6% of the compensation contributed by the employee. The Company’s unilateral contribution is 3% of compensation. The Plan also has provisions for an employer discretionary contribution that equals a percentage of eligible compensation above the Social Security wage base in effect at the beginning of the Plan year. For the Plan year ended December 26, 2005, the discretionary contribution percentage was set at 2%. This contribution is calculated and deposited into eligible employee accounts subsequent to the Plan year-end. Employees are eligible for Company contributions upon completion of one year of service.

Employees become fully vested with respect to the employer contributions upon completion of three years of service. Employee contributions and the earnings or losses thereon are fully vested at all times.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

1.    Description of the Plan (continued)

Benefit Payments

A participant who attains normal retirement age shall be entitled to payment of the balance in his or her account. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. A participant must begin receiving distributions upon reaching the age of 70 1/2.

Upon total and permanent disability, a participant shall be entitled to payment of the balance in his or her account within a reasonable period of time after termination of employment.

The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s account balance within a reasonable period of time after the participant’s death.

Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of his or her vested account balance.

The plan administrator may permit a participant to make a withdrawal from his or her account in the event of a hardship. A hardship withdrawal shall not exceed the amount required to meet the immediate financial need created by the hardship or the amount unavailable from resources of the participant. Participants may also make in-service withdrawals generally from contributions transferred or rolled over into the Plan from other plans.

Participant Loans

A participant may receive a loan from the Plan in accordance with policy established by the Plan administrator. Any such loan or loans shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000. Participants will not be entitled to receive a loan more frequently than annually. The plan administrator shall establish the maximum maturity period that will be permitted to prevent the loan from being treated as a distribution. Current procedures require that all loans must be paid back within 60 months. The plan administrator may require loan payments to be made through payroll deductions.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

1.    Description of the Plan (continued)

Participant Accounts

Each participant account is credited with the participant’s contributions; any employer matching, unilateral, and discretionary contributions; and an allocation of Plan earnings or losses; and is charged with an administrative expense fee. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Forfeited Accounts

At December 26, 2005 and 2004, forfeited nonvested accounts totaled $1,544,448 and $1,296,570, respectively. These amounts will be used to reduce future employer matching contributions and to pay administrative expenses.

Termination of the Plan

Although the Company, as the Plan’s sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become non-forfeitable.

2.    Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Expenses pertaining to the administration of the Plan are paid by the Plan.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

2.    Significant Accounting Policies (continued)

Benefits Paid to Participants

Benefits payments are recorded when paid by the Plan.

Investments

Investments are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.

The Fidelity MIP II Fund (MIP II), has underlying investments in guaranteed investment contracts (GICs), investment contracts issued by commercial banks, synthetic GICs and cash equivalents. The MIP II Fund is recorded at market value, as determined by the trustee.

Participant loans are valued at their unpaid balances, which approximate fair value.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.    Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service dated July 20, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

4.    Investments

The fair value of investments representing 5% or more of the Plan’s net assets is as follows:

	2005	2004
Danaher Corporation Stock Fund	$174,246,142	$179,233,161
Fidelity Asset Manager Fund	68,691,005	63,731,368
Fidelity Equity Income Fund	88,454,290	71,110,570
Fidelity Low-Priced Stock Fund	78,466,536	68,394,291
Fidelity Magellan Mutual Fund	174,802,489	175,440,339
Fidelity MIP II Fund	161,322,066	146,587,651
Fidelity Retirement Money Market Fund	52,410,893	(less than 5%)

For the year ended December 26, 2005, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in fair value by $17,427,048 as follows:

Net Realized and Unrealized (Depreciation) Appreciation in Fair Value of Investments

Danaher Corporation Stock Fund	$(4,169,870)
American Beacon Small Cap Value Fund Plan Ahead Class	366,482
Fidelity Asset Manager Fund	(100,837)
Fidelity Diversified International Fund	5,344,384
Fidelity Equity Income Fund	1,289,940
Fidelity Freedom Income Fund	16,412
Fidelity Freedom 2010 Fund	148,431
Fidelity Freedom 2020 Fund	388,924
Fidelity Freedom 2030 Fund	272,575
Fidelity Freedom 2040 Fund	213,818
Fidelity Low-Priced Stock Fund	2,262,374
Fidelity Magellan Mutual Fund	6,467,211
Franklin Small Mid-Cap Growth Fund I – Class A	3,538,251
PIMCO Total Return Fund	(563,254)
Spartan U.S. Equity Index Fund	1,282,186
Templeton World Fund – Class A	670,021

$17,427,048

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

5.    Party-in-Interest Transactions

Certain Plan investments are held in shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Additionally, as of December 26, 2005 and 2004, the Plan invested in 3,105,375 shares and 3,097,119 (on a split-adjusted basis) shares, respectively, of Danaher Corporation common stock as part of the Danaher Corporation Stock Fund. During the year ended December 26, 2005, the Plan received $209,189 of dividends on shares of Danaher Corporation common stock. Therefore, these transactions qualify as party-in-interest.

6.    Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 26,
	2005	2004
Net assets available for benefits per the financial statements	$1,047,977,555	$920,257,199
Deemed distributions with no post-default payment activity	(492,692)	(472,882)

Net assets available for benefits per the Form 5500	$1,047,484,863	$919,784,317

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 26, 2005:

Benefits paid to participants per the financial statements	$85,455,074
Loan defaults previously deemed distributed that reached a distributable event	(72,844)
Corrective distributions	(21,549)

Benefits paid to participants per the Form 5500	$85,360,681

Supplemental Schedule

Danaher Corporation & Subsidiaries Savings Plan

EIN: 59-19995548; Plan No.: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 26, 2005

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value
Money Market Funds
*Fidelity Retirement Money Market Fund	Money market	**	$52,410,893

*Fidelity MIP II Fund	Common/collective trust	**	161,322,066

*Danaher Corporation Common Stock	Unitized stock fund	**	174,246,142

American Beacon Small Cap Value Fund Plan Ahead Class	Mutual fund	**	17,892,461
*Fidelity Asset Manager Fund	Mutual fund	**	68,691,005
*Fidelity Diversified International Fund	Mutual fund	**	48,334,629
*Fidelity Equity Income Fund	Mutual fund	**	88,454,290
*Fidelity Freedom Income Fund	Mutual fund	**	1,246,274
*Fidelity Freedom 2010 Fund	Mutual fund	**	3,446,292
*Fidelity Freedom 2020 Fund	Mutual fund	**	5,977,894
*Fidelity Freedom 2030 Fund	Mutual fund	**	4,079,521
*Fidelity Freedom 2040 Fund	Mutual fund	**	2,970,091
*Fidelity Low-Priced Stock Fund	Mutual fund	**	78,466,536
*Fidelity Magellan Mutual Fund	Mutual fund	**	174,802,489
Franklin Small Mid-Cap Growth Fund I – Class A	Mutual fund	**	33,008,859
PIMCO Total Return Fund	Mutual fund	**	33,430,502
*Spartan U.S. Equity Index Fund	Mutual fund	**	27,359,577
Templeton World Fund – Class A	Mutual fund	**	43,973,900
*Participant loans	Interest rates range from 5% to 11.5% with maturity at various dates	**	19,359,560

Total investments			$1,039,472,981

*	Indicates a party-in-interest to the Plan.
**	Historical cost is not required to be presented, as all investments are participant-directed.

SIGNATURES

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the Danaher Corporation & Subsidiaries Retirement & Savings Plan trustee or other person who administers the Plan have duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

DANAHER CORPORATION & SUBSIDIARIES RETIREMENT AND SAVINGS PLAN

	By:	DANAHER CORPORATION, Plan Sponsor

Date: June 21, 2006	By:	/s/ Daniel L. Comas
Daniel L. Comas
Executive Vice President — Chief Financial Officer

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the Danaher Corporation & Subsidiaries Savings Plan trustee or other person who administers the Plan have duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN

	By:	DANAHER CORPORATION, Plan Sponsor

Date: June 21, 2006	By:	/s/ Daniel L. Comas
Daniel L. Comas
Executive Vice President — Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm